April 30, 2025

Gerard A. Champi
Chief Executive Officer
Peoples Financial Services Corp.
102 East Drinker Street
Dunmore, PA 18512

       Re: Peoples Financial Services Corp.
           Registration Statement on Form S-3
           Filed April 21, 2025
           File No. 333-286656
Dear Gerard A. Champi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Donald R. Readlinger, Esq.